UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

ELLIOTT ERP LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426l108

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23
*

Estimated for purposes of calculating the filing fee only.  This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“Epicor” and such shares, “Shares”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“Elliott Associates”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares.  12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “Convertible Notes”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share.  The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 15, 2008 (the “Schedule TO”), by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation, at $9.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.  All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

The price per Share to be paid pursuant to the Offer has been decreased from $9.50 per Share to $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms set forth in the Offer to Purchase, as amended.  All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $9.50 per Share are hereby amended and restated to refer to $7.50 per Share.

The Offer has been extended from 11:59 P.M., New York City time, on Wednesday, November 12, 2008 until 11:59 P.M., New York City time, on Monday, November 17, 2008.  All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 11:59 P.M., New York City time, on Wednesday, November 12, 2008 are hereby amended and restated to refer to 11:59 P.M., New York City time, on Monday, November 17, 2008.

The full text of the letter sent to the Company Board by Elliott Associates on November 4, 2008 and the press release issued by Elliott Associates on November 4, 2008, announcing the revised offer price and the extension of the Offer are filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii), respectively.

The Offer to Purchase is further amended as follows:

The second sentence of the response to the question “Do you have the financial resources to pay for the shares?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“Based upon Epicor Software Corporation’s filings with the Securities and Exchange Commission, we estimate that we will need approximately $417 million to acquire Epicor Software Corporation pursuant to the Offer and the Merger and to pay the related fees and expenses.”

The following question and response is hereby added to the Summary Term Sheet after the response to the question “Have you held discussions with Epicor Software Corporation?”:

“What does the Board of Directors of Epicor Software Corporation think of the offer?

On October 28, 2008, Epicor Software Corporation issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the original offer price of $9.50 per share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board (as defined below) had no current intention to take the actions necessary to satisfy the Section 203 Condition (as defined below) and the Rights Condition (as defined below).  See “The Offer-Section 11-Background of the Offer.”

The last sentence of Section 3 (“Procedure for Tendering Shares”) is hereby deleted in its entirety and replaced with the following:

“The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding; provided that, stockholders shall have the right to challenge such interpretation before a court of competent jurisdiction.”

The second to last sentence of Section 4 (“Withdrawal Rights”) is hereby deleted in its entirety and replaced with the following:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding; provided that, stockholders shall have the right to challenge such determination before a court of competent jurisdiction.”

The first paragraph of Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“According to the Company 10-Q, as of August 1, 2008 there were outstanding 59,573,711 Shares and according to the Company 10-K, as of December 31, 2007, there were outstanding no shares of preferred stock and stock options to purchase approximately 2,104,607 Shares.  Therefore, we have assumed the purchase of 55,613,318 Shares, which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by the Elliott Funds and (ii) stock options outstanding as of December 31, 2007 with respect to 2,104,607 Shares.  The 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Notes have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share.  Based upon the foregoing, we will need approximately $417 million (the “Purchase Price”) to acquire the Company pursuant to the Offer and the Merger and to pay related fees and expenses.  Elliott Associates expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses.  It is anticipated that all of such funds will be obtained from Elliott Associates’ working capital or from alternative sources of debt or equity financing.  While we have had discussions with third parties concerning such alternative financing, we have not entered into any agreement with respect to any such alternative financing as of the date of the Offer.”

Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby amended to add the following after the last paragraph of the Section:

“On October 28, 2008, the Company issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that the Company Board had voted to recommend that the Company’s stockholders reject the offer at the original offer price of $9.50 per Share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board had no current intention to take the actions necessary to satisfy the Section 203 Condition and the Rights Condition.

On October 30, 2008, Elliott Associates was granted early clearance of antitrust concerns under the Hart-Scott Rodino Act by the Federal Trade Commission.

On November 4, 2008, Elliott Associates responded to the Company’s Schedule 14D-9 by sending the following letter to the Company Board:

“Board of Directors Epicor Software Corporation 18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the

Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be.  As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal.  The Board has flatly rejected each of our attempts and has now recommended against our offer – an offer we made along with an indication that access to diligence might even allow us to raise the consideration.  The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008.  If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased.  In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value.  Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

Jesse A. Cohn

Portfolio Manager”

On November 4, 2008, we reduced the Offer price from $9.50 per Share to $7.50 per Share and extended the Offer from 11:59 P.M., New York City time, on Wednesday, November 12, 2008 until 11:59 P.M., New York City time, on Monday, November 17, 2008.”

Paragraph (iii) of Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“(iii) on or after November 3, 2008 any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its affiliates or result in a material deterioration in the Company’s current cash position, or we become aware of any facts that, in our reasonable judgment, have or might be adverse in any material or significant manner with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares; or”

Paragraph (iv) of Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on November 3, 2008 or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions, (h) any material adverse change (or development or threatened development involving a prospective material adverse change) in the London Interbank Offer Rate or any other interest rates, or (i) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or”

Subsection (vi)(k) of Section 14 (“Conditions of the Offer”) is hereby deleted in its entirety and replaced with the following:

“(k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constitutent documents), other than the amended and restated bylaws of the Company disclosed in the Company’s Form 8-K filed with the SEC on October 16, 2008 or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, other than the amended and restated bylaws of the Company disclosed in the Company’s Form 8-K filed with the SEC on October 16, 2008;”

The last sentence of Section 14 (“Conditions of the Offer”) is hereby deleted in its entirety and replaced with the following:

“Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties; provided that, stockholders shall have the right to challenge such determination before a court of competent jurisdiction.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

As of November 3, 2008, approximately 82,094 Shares have been tendered in and not withdrawn from the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(ii) Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.

(a)(5)(iii) Press release issued by Elliott Associates, L.P., dated November 4, 2008.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated October 15, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated October 15, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)(5)(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.